

March 24, 2014

Via E-mail
Mr. Ronald L. McCrummen
Chief Financial Officer
PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, TX 75254

> **Re:** **PMFG, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 2, 2013**
> **File No. 1-34156**

Dear Mr. McCrummen:

In addition to our comments on your most recent Form 10-K and Form 10-Q per our letter dated March 4, 2014, we have the following comment regarding your Definitive Proxy Statement. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed October 2, 2013

Compensation Program Review for Fiscal Year 2013, page 25

1. With a view toward disclosure in future filings, tell us the names of the companies included in the broader market survey data or Market Data. We note the disclosure that the Market Data was weighted at 40% in the Blended Data used to set executive compensation for fiscal years 2012 and 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have questions regarding the aforementioned comment.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief